Exhibit 99.53

Volaris reports October 2020 traffic results:

82% load factor, ~8 pp above September 2020

Mexico City, Mexico. November 3, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports October 2020 preliminary traffic results with a strong recovery in ASMs and healthy load factors.

Volaris continues increasing network capacity at a steady pace, in response to improving demand for its ultra-low-cost business model focused on the VFR (Visiting Friends and Relatives) and leisure segments in the domestic and US-transborder markets. Volaris’ value proposition based on a point-to-point network, along with its efforts to convert first time flyers through its bus switching marketing campaigns in Mexico, continue to contribute to a steady recovery process.

In October 2020, capacity measured by ASMs (Available Seat Miles) was 84.3% compared to the same month of last year. Demand measured by RPMs (Revenue Passenger Miles) was 80.8% of last year and increased 13.3% versus September 2020. Volaris transported a total of 1.4 million passengers during October 2020, an increase of 14% versus September 2020, with slightly higher capacity. Booked load factor for October 2020 was 82.1%, an increase of 7.7 pp versus September 2020, resulting in a growth in RPMs.

During October 2020, Volaris announced one domestic route from Cancun to Oaxaca and one international route from Dallas to Mexico City. Volaris also started operations in two domestic routes from Mexico City to Campeche and to Torreon.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for October 2020, said: “We continue to capitalize on our lowest cost structure amongst our competitors by exploring new market opportunities with our strong business model. We will continue our focus on cash preservation, while increasing total capacity in response to improving demand in our markets. We look forward to relaunching service in Central America in a few weeks and welcoming back all our ambassadors and customers.”

For November 2020, Volaris plans to operate approximately 94% of capacity, as measured by ASMs, versus the same period of last year. Volaris plans to relaunch its Central American operations on November 23rd, 2020, which represents approximately 2% of Volaris’ total ASMs.

The following table summarizes Volaris traffic results for the month and year to date.

	October 2020	September 2020	Variance	October 2019	Variance	October YTD 2020	October YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,099	973	13.0%	1,267	(13.3%)	8,406	12,250	(31.4%)
International	323	282	14.6%	493	(34.5%)	2,817	5,022	(43.9%)
Total	1,422	1,255	13.3%	1,761	(19.2%)	11,222	17,272	(35.0%)
ASMs (in millions, scheduled & charter)
Domestic	1,305	1,278	2.2%	1,440	(9.4%)	10,445	13,989	(25.3%)
International	426	408	4.4%	613	(30.5%)	3,582	6,263	(42.8%)
Total	1,731	1,686	2.7%	2,053	(15.7%)	14,027	20,252	(30.7%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	84.2%	76.1%	8.0 pp	88.0%	(3.8) pp	80.5%	87.6%	(7.1) pp
International	75.9%	69.1%	6.8 pp	80.5%	(4.6) pp	78.6%	80.2%	(1.6) pp
Total	82.1%	74.4%	7.7 pp	85.8%	(3.6) pp	80.0%	85.3%	(5.3) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,222	1,074	13.8%	1,523	(19.8%)	9,381	14,592	(35.7%)
International	216	187	15.4%	348	(37.8%)	1,909	3,517	(45.7%)
Total	1,438	1,261	14.0%	1,871	(23.1%)	11,290	18,108	(37.7%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 171 and its fleet from four to 85 aircraft. Volaris offers more than 334 daily flight segments on routes that connect 44 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100